[Letterhead of The Great Atlantic & Pacific Tea Company, Inc.]
November 10, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
H. Christopher Owings
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549
Re:	The Great Atlantic & Pacific Tea Company, Inc. Preliminary Proxy Statement on Schedule 14A Filed on September 1, 2009 File No. 001-04141
Dear Mr. Owings:
The Great Atlantic & Pacific Tea Company, Inc. (the “Company”), has filed a preliminary proxy statement, as amended (the “Preliminary Proxy Statement”). In connection with the Company’s response letter to comments given by the staff (the “Staff”) of the Division of Corporate Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 28, 2009 to Eric Claus, the former Chief Executive Officer of the Company, the Company hereby acknowledges to the Commission and the Staff that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Christopher Owings
November 10, 2009

Very truly yours,
The Great Atlantic & Pacific Tea Company, Inc.
By:	/s/ Christopher W. McGarry
	Name:	Christopher W. McGarry
	Title:	Senior Vice President, General Counsel & Corporate Secretary

cc:   Patrick J. Dooley, Esq.